                                                                    Exhibit 77M

Item 77M/77Q1(g) - Mergers:

Columbia High Yield Bond Fund (the "Acquiring Fund") became the surviving entity in a reorganization (the "Reorganization") with Columbia High Yield Opportunity Fund, a series of Columbia Funds Series Trust I (the "Acquired Fund").

In August and September 2012, the Boards of Trustees of Columbia Funds Series Trust II and Columbia Funds Series Trust I each approved an agreement and plan of reorganization (the "Agreement and Plan") providing for the sale of all of the assets of the Acquired Fund to, and the assumption of all of the liabilities and obligations of the Acquired Fund by, the Acquiring Fund, in complete liquidation of the Acquired Fund. At a meeting of shareholders held on February 27, 2012, shareholders of the Acquired Fund approved the Agreement and Plan with respect to the Reorganization.

Effective on April 26, 2013, the Acquiring Fund acquired all the assets of, and assumed all the liabilities and obligations of, the Acquired Fund, in complete liquidation of the Acquired Fund. Shareholders of each class of shares of the Acquired Fund received shares of the corresponding share class of the Acquiring Fund in accordance with the Agreement and Plan.

The registration statement of Columbia Funds Series Trust II on Form N-14, which was filed with the Securities and Exchange Commission on October 26, 2012 (Accession No. 0001193125-12-437728), is incorporated by reference, including without limitation, the prospectus/proxy statement describing the Reorganization. The final form of Agreement and Plan was filed as Exhibit 4 to the registration statement on Form N-14 on October 12, 2012 (Accession
No. 0001193125-12-422104), and is incorporated by reference.